UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2020
Commission File Number 001-36866

 SUMMIT THERAPEUTICS PLC
(Translation of registrant’s name into English)

136a Eastern Avenue
Milton Park, Abingdon
Oxfordshire OX14 4SB
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
FORM 20-F  ☒            FORM 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On June 29, 2020, that certain Consulting Agreement, dated as of December 6, 2019, by and between Summit
Therapeutics plc (the “Company”) and Maky Zanganeh & Associates, Inc. (“MZA”), and filed by the Company as
Exhibit 4.4 to its report on Form 6-K dated December 6, 2019 (the “Consulting Agreement”), was terminated by mutual agreement in accordance with its terms. The Company and MZA determined that as the parties had achieved their respective aims under the Consulting Agreement, the disengagement of MZA from the Company would be mutually beneficial. The termination of the Consulting Agreement and the cessation of the provision of consulting services from MZA to the Company took effect on June 30, 2020.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUMMIT THERAPEUTICS PLC

Date: July 1, 2020	By:	/s/ Robert Duggan
Robert Duggan
Chief Executive Officer